UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 2, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Immunex Corp.

File No. 000-12406 - CF#24057

Amgen, Inc. (successor to Immunex Corp.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Immunex Corp. excluded from the Exhibits to a Form 8-K filed on July 24, 1996.

Based on representations by Amgen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through July 24, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel